UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 22)

                 Under the Securities Exchange Act of 1934

                             BAAN COMPANY N.V.
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               Victoria Hull
                                Invensys plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             November 27, 2001
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. NO 8044 10 4

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INVENSYS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC/BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           219,219,894

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        219,219,894

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        219,219,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

        82.0%

14  TYPE OF REPORTING PERSON

        OO (public limited company organized under the laws of England and Wales)


*   Based on 267,338,018 common shares of Baan Company N.V. outstanding.

CUSIP No. NO 8044 10 4

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        INVENSYS HOLDING LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC/BK/AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        England and Wales

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           219,219,894

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        219,219,894

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        219,219,894

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

        82.0%

14  TYPE OF REPORTING PERSON

        OO (private limited company organized under the laws of England and Wales)


*   Based on 267,338,018 common shares of Baan Company N.V. outstanding.

                      AMENDMENT NO. 22 TO SCHEDULE 13D

          This Amendment No. 22 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on June 19, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 22 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 22 as follows:

ITEM 4:   PURPOSE OF THE TRANSACTION.
          --------------------------

          Item 4 is hereby amended and supplemented to add the following information following the last paragraph of Item 4:

          "In connection with its Annual General Meeting of Shareholders held on November 27, 2001, the Company issued a press release dated November 27, 2001. A copy of the press release is attached hereto as Exhibit O to this Schedule 13D and is incorporated herein by reference."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Item 7 is supplemented by adding the following:

          "Exhibit O: Press release, dated November 27, issued by Baan Company N.V."

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 27, 2001


                                  INVENSYS HOLDINGS LIMITED


                                  By: /s/ John R.W. Clayton
                                      ---------------------------------
                                      Name:   John R.W. Clayton
                                      Title:  Director



                                  INVENSYS PLC


                                  By: /s/ John R.W. Clayton
                                      ----------------------------------
                                      Name:   John R.W. Clayton
                                      Title:  Company Secretary